December 23, 2020

VIA ELECTRONIC TRANSMISSION

David L. Orlic
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Emles Trust; File Nos. 333-238758 and 811-23431

Dear Mr. Orlic:

On behalf of the Emles Trust (the “Registrant” or the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 3 to the Registrant’s registration statement on Form N-1A (the “Amendment”). The Amendment is filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, for the purpose of registering shares of the following series of the Trust: Emles AAA ABS ETF, Emles High Quality ABS ETF and Emles Alpha Opportunities ETF. In addition, we intend to file a subsequent amendment pursuant to Rule 485(a) to register shares of Emles Partners Fund as a series of the Trust.

On May 29, 2020, the Trust filed a registration statement on Form N-1A (the “Registration Statement”), which included Emles AAA ABS ETF, Emles High Quality ABS ETF and Emles Partners Fund (the “Initial Funds”). On June 25, 2020, the Registrant received a letter from you that contained certain comments related to the Initial Funds. In a response letter dated September 4, 2020, the Registrant informed you that it decided not to pursue the Initial Funds as part of its initial Registration Statement. The Registrant has subsequently determined to register the Initial Funds as this time, and as such, has revised the disclosure in the Prospectus and Statement of Additional Information (“SAI”) in response to the letter we received from you dated June 25, 2020. Please find also below a reiteration of your comments related to the Initial Funds and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

General

Comment 1.	Given the market in which certain of the index funds are investing, please advise whether the total asset size of the constituent universes present any issues for the funds if the funds accumulate significant assets as a percentage of the total investable market. If so, please disclose any risks for investors that relate thereto.

David L. Orlic

December 23, 2020

Response:	The index funds will continuously monitor their size in order to ensure that assets under management do not exceed availability of attractive investment opportunities in order to achieve their respective investment objectives.

Comment 2.	Please provide the full index methodology for each index fund as supplemental information.

Response:	The Registrant previously provided the full index methodology for each index on a supplemental basis.

Comment 3.	Disclosure with respect to certain indices does not describe how they are weighted and/or rebalanced. Please revise to include this information in all instances.

Response:	The Registrant has revised the disclosure to include weighting and rebalancing information for each index fund.

Comment 4.	Please advise why some of the index funds do not include language in the lead-in paragraph to the fee table regarding secondary market costs.

Response:	The Registrant has revised the lead-in paragraph for Emles AAA ABS ETF and Emles High Quality ABS ETF fee tables to include disclosure regarding secondary market costs.

Comment 5.	Please advise as to the meaning of the line item “Total Other Expenses” in certain of the fee tables for the index funds.

Response:	The Registrant has removed the line item “Total Other Expenses” from the following funds’ fee tables: Emles AAA ABS ETF and Emles High Quality ABS ETF.

David L. Orlic

December 23, 2020

Comment 6.	Please advise why each index fund has a concentration risk, even though only two of these funds appear to have concentration policies.

Response:	The Registrant has removed concentration risk from the principal risk disclosure for those index funds that do not have a concentration policy.

Comment 7.	The principal risks are presented in alphabetical order. Please order the risks to prioritize those that are most likely to adversely affect each fund’s net asset value, yield and total return. After listing the most significant risks, the remaining risks may be alphabetized. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response:	For each fund, the Registrant has listed the most significant risks first, and has left the remainder of the risks in alphabetical order to avoid potentially misleading investors by giving the impression that the Registrant is able to correctly predict the rank of other risks.

Comment 8.	For each of the funds, prospectus disclosure states “Since the Fund’s investment objective has been adopted as a non-fundamental investment policy, the Fund’s investment objective may be changed without a vote of shareholders upon 60 days’ written notice to shareholders.” Please revise this disclosure to be consistent with similar disclosure in the Statement of Additional Information and include principal investment strategy and, as applicable, the Index.

Response:	The prospectus disclosure referenced with respect to Emles AAA ABS ETF and Emles High Quality ABS ETF has been updated to read as follows: “The Fund’s investment objective and principal investment strategy, as well as the Index, are non-fundamental policies and may be changed by the Board without shareholder approval, as long as shareholders are provided with at least sixty (60) days’ prior written notice of any such change.”

The prospectus disclosure referenced with respect to Emles Partners Fund has been updated to read as follows: “The Fund’s investment objective and principal investment strategy are non-fundamental policies and may be changed by the Board without shareholder approval, as long as shareholders are provided with at least sixty (60) days’ prior written notice of any such change.”

Emles AAA ABS ETF

Principal Investment Strategies, page 2

Comment 9.	Disclosure states, “The securities in the Index must have a maturity greater than or equal to [12] months from the Index rebalancing date and at least one month to the last expected cash flow.” Please further clarify the expected maturity of the index’s or fund’s investments. This comment also applies to the Emles High Quality ABS ETF. Also, for all other funds investing in debt securities, please ensure maturity and quality parameters are disclosed in the strategy summary section.

Response:	The Registrant has revised the maturity disclosure to reflect the index methodology, as follows:

David L. Orlic

December 23, 2020

The securities in the Index must have a fixed rate coupon (including callable fixed-to-floating rate securities), at least one year (12 months) remaining term to final stated maturity and at least one month to the last expected cash flow.

The Registrant has revised the principal strategy disclosures for other funds investing in debt securities to include maturity and quality parameters.

Comment 10.	It appears that the fund will invest significantly in AAA ABS. Please describe to us in greater detail the types of investments that are securitized in these ABS (e.g., leveraged loans, student loans, credit card receivables, mortgage backed-securities). Given the liquidity profile of these investments, please explain how the fund determined that its investment strategy is appropriate for the open-end structure. Your response should include general market data on the types of investments and information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the 1940 Act. See Investment Company Liquidity Risk Management Programs, Investment Company Act Release No. 32315 (Oct. 13, 2016) at pp. 154-155. This comment also applies to the Emles High Quality ABS ETF.

Response:	As a general matter, the Registrant understands that Section 22(e) under the 1940 Act requires a fund to honor redemption requests within seven days after tender of shares for redemption, and therefore AAA ABS ETF and High Quality ABS ETF (the “ABS Funds”) must maintain sufficient liquidity to meet redemption requests. The Adviser and the Registrant have evaluated the liquidity of the ABS asset class in which the ABS Funds will invest and believe the ABS Funds’ investment strategies are appropriate for an open-end fund structure.

The ABS Funds intend to invest in ABS that contain the following types of underlying securities: automobile loans, credit card debt, manufactured housing loans, Small Business Administration loans, student loans, and equipment loans. The Registrant believes that these categories of ABS are the largest and most liquid sectors of the ABS universe, with respect to size and trading volume. Further, the ABS Funds’ investment universes are intended to be weighted predominantly to investment grade securities (100% weighting for the AAA ABS ETF and at least 80% weighting for the High Quality ABS ETF).

David L. Orlic

December 23, 2020

The Registrant has reviewed ABS trading volume and gained comfort with the liquidity profile of the ABS universe by comparing it to that of the CMBS universe. See Figure 1 below for a graph depicting the SIFMA average daily trading volume, which identifies the relatively similar trading statistics for ABS vs. the CMBS market. Trading volume in the ABS market has remained stable over the last five years, indicating that liquidity can be managed.

Figure 1

US Average Daily Trading Volume of ABS v. CMBS (USD Millions)

The Registrant believes that the ABS Funds’ principal investment strategies are appropriate for an open-end fund when viewed in light of, among other things, (i) the ABS Funds’ expected use of representative sampling to seek to provide investment results that closely correspond, before fees and expenses, to the performance of an index that itself has credit rating and minimum issue size limitations; (ii) the types of issuers that the Fund expects to hold principally (see list above), and (iii) other factors that mitigate the ABS Funds’ liquidity risk, including the Registrant’s Liquidity Risk Management Program (“LRMP”) and the ABS Funds’ ability to honor redemption requests by distributing securities in-kind to a redeeming shareholder, as necessary.

David L. Orlic

December 23, 2020

The Registrant has adopted a Liquidity Risk Management Program under Rule 22e-4. As part of the program, the Registrant has established a Liquidity Risk Management Committee (the “Committee”) that meets periodically, no less frequently than annually, to assess the liquidity risk of each fund, including the ABS Funds. As part of its assessment, the Committee will consider whether a fund’s investment strategy is appropriate for an open-end fund. The Registrant notes that the ABS Funds have not yet commenced operations; however, upon commencement, the ABS Funds expect to classify their investments in accordance with the requirements of the Registrant’s LRMP no less frequently than monthly. The ABS Funds will consider several factors in classification, including, but not limited to: the existence of active markets, frequency of trades or quotes, volatility, bid-ask spreads, structure of the assets, maturity and issue date, settlement times, trading restrictions, and size of the fund’s position. Further, the Registrant confirms that, pursuant to Rule 22e-4(b)(1)(iv), the ABS Funds will not acquire any illiquid investment, if, immediately after the acquisition, such fund would have invested more than 15% of its net assets in illiquid investments.

Finally, the Registrant notes that the listing exchange, Cboe BZX, has informed the Registrant that based on the information provided by the Registrant and the Index Provider, the ABS Funds meet all listing requirements adopted by Cboe BZX.

Emles Partners Fund

Comment 11.	For each fund, please disclose in the prospectus its policies on dividends and distributions. See Item 11(d) of Form N-1A.

Response:	The Registrant has added disclosure regarding each fund’s policies on dividends and distributions.

Comment 12.	Item 9 disclosure indicates that these funds have minimum initial and subsequent investment requirements. Please include this information in the prospectus summary. See Item 6(a) of Form N-1A.

Response:	The Registrant has updated each fund’s summary prospectus to include minimum initial and subsequent investment requirements.

David L. Orlic

December 23, 2020

Comment 13.	Each fund has disclosure regarding duration risk. Please disclose an explanation of this concept and include an example.

Response:	The Registrant has revised the duration risk disclosure for each fund as follows:

Duration Risk. Duration is a measure of the sensitivity of the price of a bond or other debt instrument to a change in interest rates. Duration risk is the risk that holding long duration and long maturity investments will magnify certain other risks, including interest rate risk and credit risk. For example, bonds with longer durations (i.e., a greater length of time until they reach maturity) face greater duration risk, meaning that they tend to exhibit greater volatility and are more sensitive to changes in interest rates than bonds with shorter durations. The Fund has not set policy regarding the maturity or duration of any or all of its securities.

Comment 14.	Please modify the first sentence of the lead-in paragraph of Fund Fees and Expenses to state that it describes the fees and expenses that an investor may pay if the investor buys, holds, and sells shares of the fund.

Response:	The Registrant has modified the first sentence of the lead in paragraph as requested.

Comment 15.	In each section entitled “What Else Do I Need To Know About Class A Shares’ CDSC?”, disclosure indicates that there is a CDSC applicable to Class A shares. The fee table indicates that there is no deferred sales charge for Class A shares. Please revise. In the noted section, please also disclose the certain circumstances under which this will be waived.

Response:	The Registrant has updated the fee tables for each fund to indicate maximum sales loads and contingent deferred sales charges (“CDSC”) applicable to each class. Information regarding the circumstances under which CDSC will be waived, is disclosed under the section entitled “In What Situations May the CDSC on Class A or C Shares be Waived or Reduced?”

David L. Orlic

December 23, 2020

Comment 16.	In each section entitled “When Are Class A Shares Not Subject To A Sales Load?” please identify by name the intermediaries who have entered into the described agreements.

Response:	The Registrant has removed the referenced language from the section “When Are Class A Shares no Subject To A Sales Load?”

Example, page 2

Comment 17.	Please include after the Example the statement included for the other two funds regarding sales charge (loads) on reinvested dividend and other distributions, or advise why this is not necessary.

Response:	The Registrant has included the requested information in the Example for Emles Partners Fund.

Both Statements of Additional Information

Comment 18.	Please date each Statement of Additional Information.

Response:	The Registrant has added a space for a date of the Statement of Additional Information, to be populated upon effectiveness of the Funds, and has added a date for the preliminary Statement of Additional Information.

Comment 19.	Please disclose the percentage of each fund’s equity securities owned by all officers, directors, and members of any advisory board of the fund as a group. See Item 18(c) of Form N-1A.

Response:	The Registrant will update the SAIs to disclose the percentage of each fund’s equity securities owned by all trustees and officers, as a group.

Comment 20.	Please disclose who controls the Adviser. See Item 19 of Form N-1A.

Response:	The Registrant has added the following information under the section entitled “Investment Advisory and Other Services:” “The Adviser is a wholly owned subsidiary of Yleana Holdco LLC, which is wholly owned by Yleana Management LLC. Yleana Management LLC is majority owned by Gabriel Hammond.”

David L. Orlic

December 23, 2020

Statement of Additional Information for Emles Partners Fund

Comment 21.	Please disclose the required information regarding the valuation committee. See Item 17(b)(2) of Form N-1A.

Response:	The Registrant does not have a standing valuation committee and has removed all references to a valuation committee from the SAIs.

*    *    *

If you have any questions concerning this filing, or the Registrant’s responses, please contact Krisztina Nadasdy at (614) 469-3243 or me at (202) 263-4144.

Very truly yours,

/s/ Owen J. Pinkerton
Owen J. Pinkerton

cc: JoAnn M. Strasser